No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "prospectus supplement") together with the accompanying short form base shelf prospectus dated December 1, 2020 (the "base shelf prospectus" and, as supplemented by this prospectus supplement, the "prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Vizsla Silver Corp. at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone (604) 551-6770, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated December 1, 2020

New Issue	April 1, 2021

VIZSLA SILVER CORP.

Up to $15,000,000

Common Shares

This prospectus supplement of Vizsla Silver Corp. (the "Corporation" or "Vizsla"), together with the accompanying base shelf prospectus to which this prospectus supplement relates, qualifies the distribution (the "Offering") of Common Shares (as defined below) (the "Offered Shares") having an aggregate sale price of up to $15,000,000. See "Plan of Distribution" and "Description of Common Shares".

The outstanding common shares in the capital of the Corporation (the "Common Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "VZLA", on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3" and on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "VIZSF". On March 31, 2021, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $1.61, on the Frankfurt Exchange was €0.952 and on the OTCQB was US$1.273. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Corporation fulfilling all of the listing requirements of the TSXV.

The Corporation has entered into an equity distribution agreement dated the date hereof (the "Distribution Agreement") with Canaccord Genuity Corp. (the "Agent") pursuant to which the Corporation may distribute up to $15,000,000 of Offered Shares in the Offering from time to time through the Agent, as agent, in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this prospectus will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in National Instrument 21-101 - Marketplace Operation ("NI 21-101")) in Canada, and/or any other method permitted by applicable law. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

S - ii

The Corporation will pay the Agent a cash commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement of 3.0% of the gross sales price per Offered Share sold (the "Commission"). In addition, the Corporation has agreed to reimburse the Agent for certain expenses incurred in connection with the Offering. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding the Commission payable to the Agent under the terms of the Distribution Agreement, will be approximately $200,000. See "Plan of Distribution".

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this prospectus supplement, the base shelf prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of the base shelf prospectus and in this prospectus supplement.

Owning the Common Shares may subject you to tax consequences. This prospectus supplement and the base shelf prospectus may not describe the tax consequences fully. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax adviser prior to making any investment in the Offered Shares. See "Certain Canadian Federal Income Tax Considerations".

Stuart Smith, a director of the Corporation, resides outside of Canada. Mr. Smith has appointed Forooghian & Company Corporate Services Inc. of Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6B 3A6 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation's head office is located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 and its registered office is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6B 3A6.

S - iii

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the base shelf prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. The Corporation and the Agent have not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different, additional or inconsistent information, such purchasers should not rely on it. Neither the Corporation nor the Agent are offering to sell, or seeking offers to buy, the Offered Shares in any jurisdiction where offers and sales are not permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Corporation has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only, regardless of the time of any sale of the Offered Shares pursuant hereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

References in this prospectus supplement to "Vizsla", the "Corporation", "we", "us" or "our" refer to Vizsla Silver Corp. and its subsidiaries, unless the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "may", "could", "would", "should", "will", "intend", "plan", "expect", "budget", "estimate", "anticipate", "believe", "continue", "potential" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Corporation's expectations, strategies and plans for the Panuco Project (as defined below), including the Corporation's current planned exploration, development and permitting activities; the future issuance of Offered Shares and the terms, conditions and amount thereof; the Corporation's use of proceeds from the sale of Offered Shares, if any; the plan of distribution with respect to the sale of Offered Shares; compensation payable to the Agent in connection with the sale of the Offered Shares; the requirement for additional financing in order to maintain the Corporation's operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Corporation or its assets; future financial or operating performance and condition of the Corporation and its business, operations and properties; the Corporation's operations continuing to be classified as an "essential business" in Mexico; the Corporation's actions to minimize the risks of COVID-19 and variants thereof, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this prospectus supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Panuco Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of silver, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Corporation is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Mexico and the surrounding area with respect to the Panuco Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of silver; a failure to achieve commercial viability, despite an acceptable silver price, or the presence of cost overruns which render the Panuco Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Corporation's limited operating history; the Corporation's history of losses and expectation of future losses; credit and liquidity risks associated with the Corporation's financing activities, including constraints on the Corporation's ability to raise and expend funds; delays in the performance of the obligations of the Corporation's contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Corporation's failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Panuco Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Corporation's business and operations; title defects to the Corporation's mineral properties; the Corporation's management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Corporation's failure to comply with laws and regulations or other regulatory requirements; the Corporation's failure to comply with existing approvals, licences and permits, and the Corporation's inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Corporation's failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the duration and impact of COVID-19 on the Corporation's business plans, objectives and expected operating results; the adverse impact of competitive conditions in the mineral exploration business; the Corporation's failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Corporation operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Corporation's financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Corporation's not paying dividends in the foreseeable future or ever; failure of the Corporation's information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Corporation become the subject of litigation or regulatory proceedings; costs associated with complying with public Corporation regulatory reporting requirements; and other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to purchase any Offered Shares.

 The Corporation cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward- looking information.

Forward-looking information contained herein is made as of the date of this prospectus supplement and the Corporation disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Corporation and of Canam (as defined below) incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this prospectus supplement are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars and references to "€" are to the Euro currency. On March 31, 2021, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.2575 or $1.00 = US$0.7952, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.4759 or $1.00 = €0.6776.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, tax counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Agent, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") as of the date hereof, and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan, registered education savings plan ("RESP"), registered disability savings plan ("RDSP") and tax-free savings account ("TFSA") (each a "Registered Plan") as each of those terms is defined in the Tax Act provided that the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV and the Frankfurt Exchange).

Notwithstanding that the Offered Shares may be a "qualified investment" for a Registered Plan, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of an RESP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of such Offered Shares held in the Registered Plan if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a "prohibited investment" for a particular Registered Plan if the Controlling Individual (i) does not deal at arm's length with the Corporation for purposes of the Tax Act, or (ii) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. Generally, a Controlling Individual will not have a "significant interest" in the Corporation provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm's length, does not own, directly or indirectly, at any time 10% or more of the issued shares of any class of the Corporation or of any corporation related to the Corporation (for purposes of the Tax Act). In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of these rules) for the particular Registered Plan.

Persons who intend to hold Offered Shares in a trust governed by a Registered Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Other documents are also incorporated, or are deemed to be incorporated by reference, into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of the Corporation at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone (604) 551-6770, and are also available electronically at www.sedar.com.

The following documents, which have been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the annual information form of the Corporation dated October 19, 2020 for the year ended April 30, 2020;

(b) the audited annual consolidated financial statements of the Corporation for the years ended April

30, 2020 and 2019, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the

Corporation for the years ended April 30, 2020 and 2019;

(d) the condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2021, together with the notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the nine months ended January 31, 2021;

(f) the material change report of the Corporation dated July 30, 2020 in respect of the announcement of the closing of a bought deal private placement for gross proceeds of $30,448,410;

(g) the material change report of the Corporation dated July 9, 2020 in respect of the announcement of the bought deal private placement referred to immediately above;

(h) the material change report of the Corporation dated June 24, 2020 in respect of the announcement of the first drilling results from the Napoleon Vein Corridor at the Panuco Project;

(i) the material change report of the Corporation dated June 18, 2020 in respect of the announcement of the closing of a bought deal prospectus offering for gross proceeds of $4,623,575;

(j) the material change report of the Corporation dated May 27, 2020 in respect of the announcement of the bought deal prospectus offering referred to immediately above;

(k) the business acquisition report dated June 12, 2020 with respect to the Corporation's acquisition of Canam Alpine Ventures Ltd. ("Canam");

(l) the management information circular of the Corporation dated November 3, 2020 with respect to the Corporation's annual general meeting held on December 8, 2020; and

(m) the statement of executive compensation of the Corporation filed on October 16, 2020 with respect to the Corporation's executive compensation for the year ended April 30, 2020.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any), filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus. Any statement contained in this prospectus supplement, the base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of Offered Shares hereunder shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the base shelf prospectus, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this prospectus.

In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the prospectus in writing on the face page of the version of such news release that the Corporation files on the System for Electronic Document Analysis and Retrieval ("SEDAR") (any such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus only for the purposes of the Offering. The documents referred to above and all Designated News Releases will be available under the Corporation's profile on SEDAR which can be accessed at www.sedar.com.

Documents referenced in this prospectus supplement, the base shelf prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Corporation and the reader should review all information contained in this prospectus supplement, the base shelf prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

References to the Corporation's website in any documents that are incorporated by reference into this prospectus supplement and the base shelf prospectus do not incorporate by reference the information on such website into this prospectus supplement and the base shelf prospectus and the Corporation disclaims any such incorporation by reference.

Upon new annual financial statements and related management's discussion and analysis of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus is effective, the previous annual financial statements and related management's discussion and analysis and the previous interim financial statements and related management's discussion and analysis of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus for purposes of future offers and sales of Offered Shares. Upon new interim financial statements and related management's discussion and analysis of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus is effective, the previous interim financial statements and related management's discussion and analysis of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus for purposes of future offers and sales of Offered Shares. Upon a new annual information form of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into the prospectus for purposes of future offers and sales of Offered Shares: (i) the previous annual information form; (ii) any material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Corporation prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Corporation shall be deemed to no longer be incorporated by reference into the prospectus for purposes of future offers and sales of Offered Shares.

THE CORPORATION

The Corporation is a junior mineral exploration company focused on creating shareholder value through discovery. The Corporation has an option to acquire a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Corporation holds through its wholly-owned subsidiary, Canam. As of the date hereof, the only material property of the Corporation is the Panuco Project.

On February 5, 2021, the Corporation changed its name from "Vizsla Resources Corp." to "Vizsla Silver Corp.".

Further information regarding the Panuco Project and the business and operations of the Corporation can be found in the Corporation's annual information form and the other materials incorporated or deemed to be incorporated by reference into this prospectus supplement. See "Documents Incorporated by Reference", and see also "Risk Factors" in this prospectus supplement, the base shelf prospectus and the Corporation's annual information form.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which have not been disclosed in this prospectus supplement or the documents incorporated by reference herein.

The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to $15,000,000. See "Plan of Distribution". As a result of the Offering, the shareholder's equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in NI 21-101) in Canada, and/or any other method permitted by applicable law. Any proceeds that the Corporation receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agent under the Distribution Agreement will represent the gross proceeds of sales of Offered Shares, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the distribution. The gross proceeds of the Offering will be up to $15,000,000. The Agent will receive the Commission of 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agent will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

The Corporation intends to use the net proceeds from the Offering, if any, for general corporate purposes and working capital needs. During the fiscal year ended April 30, 2020 and the nine-month period ended January 31, 2021, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. As a result, the Corporation may need to allocate a portion of its existing working capital or a portion of the proceeds of any sale of Offered Shares to fund any such negative cash flow from operating activities in future periods.

Although the Corporation intends to expend the net proceeds from the Offering, if any, as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, the Corporation's management will have broad discretion concerning the use of the net proceeds of the Offering. See "Risk Factors".

The Corporation may, from time to time, issue securities (including equity securities and debt securities) other than pursuant to this prospectus supplement.

DESCRIPTION OF COMMON SHARES

The Corporation's authorized share capital consists of an unlimited number of Common Shares without par value, of which 93,893,593 Common Shares were issued and outstanding as of March 31, 2021. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of Securities - Common Shares" in the base shelf prospectus.

PLAN OF DISTRIBUTION

The Corporation has entered into the Distribution Agreement with the Agent under which the Corporation may issue and sell from time to time, through the Agent, Offered Shares having an aggregate sale price of up to $15,000,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV or on any other "marketplace" (as such term is defined in NI 21-101) in Canada, and/or any other method permitted by applicable law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement or if any Offered Shares will be sold.

Each time the Corporation wishes to issue and sell Offered Shares under the Distribution Agreement, the Corporation will notify the Agent of the maximum value or number of Offered Shares to be sold, the dates on which or period during which such sales may be made, any limitation on the number of Offered Shares to be sold in any one day, any minimum price below which sales may not be made and any other applicable parameters. Once the Corporation has so instructed the Agent, unless the Agent declines to accept the terms of such notice, the Agent has agreed to use its commercially reasonable efforts consistent with their normal trading and sales practices to sell such Offered Shares up to the amount specified on such terms. The obligations of the Agent under the Distribution Agreement to sell Offered Shares are subject to a number of conditions that the Corporation must meet. The Agent will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all.

The settlement of sales of Offered Shares between the Corporation and the Agent is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of Offered Shares as contemplated in this prospectus supplement will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Corporation will pay the Agent the Commission of 3.0% of the gross proceeds from the sale of the Offered Shares and has also agreed to indemnify the Agent against certain liabilities and to contribute to payments the Agent may be required to make in respect of such liabilities. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Corporation, if any, are not determinable at this time. In addition, the Corporation has agreed to reimburse the Agent for the fees and disbursements of its counsel, in addition to certain ongoing disbursements of its legal counsel. The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agent under the Distribution Agreement, are estimated to be approximately $200,000. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation, will equal the net proceeds to the Corporation from the sale of any Offered Shares.

The Agent will provide written confirmation to the Corporation not later than 12:00 p.m. (Vancouver time) on the trading day immediately following each trading day on which Offered Shares are sold under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the corresponding average sale price for such Offered Shares, the aggregate gross proceeds of such sales, the total Commission payable to the Agent in respect of such sales and the net proceeds to the Corporation from such sales.

The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, commissions and net proceeds from sales hereunder in the Corporation's annual and interim financial statements and related management's discussion and analysis, filed on SEDAR at www.sedar.com, for any quarters or annual periods in which sales of Offered Shares occur.

The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Unless earlier terminated in accordance with the terms and conditions of the Distribution Agreement, the offering of the Offered Shares pursuant to the Distribution Agreement will automatically terminate upon the earlier of the date on which (i) the issuance and sale of all of the Offered Shares through the Agent on the terms and conditions set forth in the Distribution Agreement has been completed, and (ii) the receipt issued for the base shelf prospectus ceases to be effective in accordance with Canadian securities laws. The Corporation and the Agent may each terminate the Distribution Agreement at any time upon 15 days' prior written notice.

This summary of the material provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Distribution Agreement is filed under the Corporation's profile on SEDAR at www.sedar.com.

The Agent and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. In the course of its business, the Agent may actively trade in the Corporation's securities for its own account or for the accounts of customers, and, accordingly, the Agent may at any time hold long or short positions in such securities.

This prospectus supplement and the base shelf prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this prospectus supplement and the base shelf prospectus electronically.

The outstanding Common Shares are listed and posted for trading on the TSXV, on the Frankfurt Exchange and on the OTCQB. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Corporation fulfilling all of the listing requirements of the TSXV.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV and trade under the symbol "VZLA". The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSXV for the previous 12 months (as reported by the TSXV) prior to the date of this prospectus supplement.

Month	High $	Low $	Volume

March 2021	1.63	1.26	4,442,736
February 2021	1.79	1.51	4,611,055
January 2021	1.88	1.40	7,046,077
December 2020	1.73	1.29	5,682,823
November 2020	1.79	1.32	4,555,016
October 2020	1.93	1.36	7,057,284
September 2020	1.87	1.35	7,808,475
August 2020	2.79	1.57	12,441,321
July 2020	2.93	0.88	25,323,048
June 2020	0.98	0.395	15,819,756
May 2020	0.64	0.415	9,343,528
April 2020	0.52	0.31	6,847,813

On March 31, 2021, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $1.61.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Price	Number of Securities

April 23, 2020	Common Shares(2)	$0.25	70,000
May 14, 2020	Common Shares(3)	$0.40	33,225
May 20, 2020	Common Shares(2)	$0.25	443,000
May 25, 2020	Common Shares(2)	$0.25	32,000
June 18, 2020	Common Shares(4)	$0.43	10,752,500
June 29, 2020	Common Shares(3)	$0.40	70,453
June 29, 2020	Common Shares(2)	$0.25	35,000
June 29, 2020	Common Shares(1)	$0.15	1,000
July 2, 2020	Common Shares(3)	$0.40	61,027
July 2, 2020	Common Shares(2)	$0.25	225,000
July 6, 2020	Common Shares(3)	$0.40	50,000
July 7, 2020	Common Shares(3)	$0.40	3,750
July 7, 2020	Common Shares(2)	$0.25	200,000
July 7, 2020	Common Shares(1)	$0.15	500
July 8, 2020	Common Shares(3)	$0.40	33,225
July 9, 2020	Common Shares(3)	$0.40	1,875
July 9, 2020	Common Shares(5)	$0.17	25,000
July 10, 2020	Common Shares(3)	$0.40	285,891
July 10, 2020	Common Shares(2)	$0.25	656,816
July 13, 2020	Common Shares(3)	$0.40	103,486
July 13, 2020	Common Shares(2)	$0.25	54,578
July 13, 2020	Common Shares(1)	$0.15	8,425
July 13, 2020	Common Shares(6)	$0.56	10,000
July 14, 2020	Common Shares(2)	$0.25	40,000
July 14, 2020	Common Shares(5)	$0.17	25,000
July 15, 2020	Common Shares(3)	$0.40	375
July 17, 2020	Common Shares(6)	$0.56	50,000
July 17, 2020	Common Shares(1)	$0.15	10,125
July 17, 2020	Common Shares(2)	$0.25	175,000
July 20, 2020	Common Shares(3)	$0.40	375
July 27, 2020	Common Shares(1)	$0.15	1,250
July 28, 2020	Common Shares(3)	$0.40	1,028
July 30, 2020	Common Shares(7)	$1.87	16,283,000
July 31, 2020	Common Shares(2)	$0.25	10,000
August 4, 2020	Common Shares(2)	$0.25	627,300
August 6, 2020	Common Shares(2)	$0.25	40,000

Date	Security	Price	Number of Securities

August 6, 2020	Common Shares(3)	$0.40	1,500
August 10, 2020	Common Shares(3)	$0.40	9,310
August 14, 2020	Common Shares(3)	$0.40	12,450
August 18, 2020	Common Shares(2)	$0.25	39,000
August 21, 2020	Common Shares(2)	$0.25	666,000
August 26, 2020	Common Shares(3)	$0.40	21,825
August 27, 2020	Common Shares(3)	$0.40	1,028
September 3, 2020	Common Shares(2)	$0.25	33,333
September 3, 2020	Common Shares(3)	$0.40	7,350
September 8, 2020	Common Shares(3)	$0.40	2,100
September 15, 2020	Common Shares(1)	$0.15	2,592
September 21, 2020	Common Shares(3)	$0.40	1,200
October 5, 2020	Common Shares(3)	$0.40	375
October 7, 2020	Common Shares(2)	$0.25	100,000
October 7, 2020	Common Shares(8)	$0.43	645,150
October 9, 2020	Common Shares(3)	$0.40	1,233
October 9, 2020	Common Shares(2)	$0.25	260,000
November 2, 2020	Common Shares(3)	$0.40	16,875
November 23, 2020	Common Shares(2)	$0.25	21,833
November 23, 2020	Common Shares(3)	$0.40	2,062
November 24, 2020	Common Shares(12)	$1.43	5,953
November 27, 2020	Common Shares(3)	$0.40	4,950
January 11, 2021	Common Shares(5)	$0.17	36,000
January 11, 2021	Common Shares(3)	$0.40	8,695
January 13, 2021	Common Shares(2)	$0.25	100,000
February 4, 2021	Common Shares(2)	$0.25	111,866
February 4, 2021	Common Shares(9)	$0.15	550,000
February 4, 2021	Common Shares(6)	$0.56	75,000
February 4, 2021	Common Shares(5)	$0.17	400,000
February 4, 2021	Common Shares(10)	$0.69	325,000
February 4, 2021	Common Shares(11)	$0.79	150,000
February 8, 2021	Common Shares(6)	$0.56	75,000
February 8, 2021	Common Shares(3)	$0.40	4,050
February 12, 2021	Common Shares(10)	$0.69	20,000
February 24, 2021	Common Shares(2)	$0.25	666,000
February 24, 2021	Common Shares(12)	$0.72	40,000

Date	Security	Price	Number of Securities

March 1, 2021	Common Shares(3)	$0.40	52,756
March 2, 2021	Common Shares(12)	$1.57	10,428
March 10, 2021	Common Shares(6)	$0.56	85,000
March 10, 2021	Common shares(13)	$0.72	30,000
March 26, 2021	Common Shares(12)	$1.35	12,127
March 27, 2021	Common Shares(6)	$0.56	40,000

Notes:

(1) Issued upon exercise of previously issued warrants of the Corporation.

(2) Issued upon exercise of warrants issued in connection with a private placement completed on June 6, 2019.

(3) Issued upon exercise of compensation options issued in connection with a private placement completed on November 28, 2019.

(4) Issued in connection with a prospectus offering completed on June 18, 2020.

(5) Issued upon exercise of stock options issued on June 13, 2019.

(6) Issued upon exercise of stock options issued on December 24, 2019.

(7) Issued in connection with a private placement completed on July 30, 2020.

(8) Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on June 18, 2020.

(9) Issued upon exercise of stock options issued on February 27, 2019.

(10) Issued upon exercise of stock options issued on December 30, 2019.

(11) Issued upon exercise of stock options issued on June 29, 2020.

(12) Issued in connection with services provided pursuant to a prospecting services agreement signed on August 28, 2020.

(13) Issued upon exercise of stock options issued on January 7, 2020.

Warrants

The following table summarizes details of the warrants and broker warrants issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Exercise Price	Number of Securities

June 18, 2020	Broker Warrants(1)	$0.43	645,150
July 30, 2020	Broker Warrants(2)	$1.87	962,582
July 30, 2020	Warrants(2)	$2.40	16,283,000

Notes:

(1) Issued in connection with a prospectus offering completed on June 18, 2020.

(2) Issued in connection with a private placement completed on July 30, 2020.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Exercise Price	Number of Securities
June 29, 2020	Stock Options(1)	$0.79	1,570,000
August 6, 2020	Stock Options(2)	$2.15	1,770,000
August 27, 2020	Stock Options(3)	$1.76	75,000

Date	Security	Exercise Price	Number of Securities
October 1, 2020	Stock Options(4)	$1.46	125,000
January 12, 2021	Stock Options(5)	$1.71	60,000
February 17, 2021	Stock Options(6)	$1.50	2,138,000

Notes:

(1) Issued to directors, officers, employees and consultants of the Corporation. Expire June 29, 2025 and vest over two years.

(2) Issued to directors, officers, employees and consultants of the Corporation. Expire August 6, 2025 and vested immediately.

(3) Issued to a consultant of the Corporation. Expire August 27, 2025 and vested immediately.

(4) Issued to an officer of the Corporation. Expire October 1, 2025 and vested immediately.

(5) Issued to a consultant of the Corporation. Expire January 12, 2026 and vest over two years.

(6) Issued to directors, officers, employees and consultants of the Corporation. Expire February 17, 2021 and vest over two years.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm's length and is not affiliated with the Corporation and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders. Generally, Offered Shares will be considered to be capital property to a Holder, provided the Holder does not hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" with respect to the Offered Shares, or (vi) that receives dividends on Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Any such Holder should consult its own tax advisor with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm's length with a corporation resident in Canada for purposes of the Tax Act that is, or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have them and any other "Canadian security" (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

A Resident Holder that is a "private corporation" (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose, of an Offered Share (except to the Corporation unless purchased by the Corporation in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Offered Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

The cost to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Offered Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder's adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include amounts in respect of taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Offered Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non- Resident Holder that is an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Offered Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSXV and the Frankfurt Exchange) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the headings "Taxation of Resident Holders - Disposition of Offered Shares" and "Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

INTERESTS OF EXPERTS

Information of a scientific or technical nature included or incorporated by reference in this prospectus supplement has been reviewed and approved by Stewart Harris, P.Geo., who is a "qualified person" under National Instrument 43-101 - Standards of Disclosure for Mineral Projects. To the best of the Corporation's knowledge, after reasonable inquiry, as of the date hereof, Mr. Harris and his firm beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

MNP LLP is the auditor of the Corporation and has advised the Corporation that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Forooghian + Company Law Corporation and Koffman Kalef LLP, and on behalf of the Agent by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of each of Forooghian + Company Law Corporation, Koffman Kalef LLP and Cassels Brock & Blackwell LLP, beneficially own, directly or indirectly, in their respective groups, less than one percent of any class or series of outstanding securities of the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated October 30, 2020, the Corporation was granted exemptive relief from the requirement that this prospectus supplement, the base shelf prospectus and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages. For the purposes of this prospectus supplement, the Corporation is not required to publicly file French versions of this prospectus supplement and the documents incorporated by reference herein.

RISK FACTORS

An investment in the Offered Shares is speculative and subject to risks and uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones the Corporation may face. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Corporation and the business, prospects, financial position, financial condition or operating results of the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also become important factors that affect the Corporation and impair the Corporation's business, prospects, financial position, financial condition and operating results.

Prospective investors should carefully consider all information contained in this prospectus, including the base shelf prospectus and all documents incorporated by reference in this prospectus, and in particular should give special consideration to the risk factors set out below and under the section titled "Risk Factors" in the base shelf prospectus and in the annual information form of the Corporation, which is incorporated by reference in this prospectus and which may be accessed on the Corporation's SEDAR profile at www.sedar.com, and the information contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements".

No Certainty Regarding the Net Proceeds to the Corporation

There is no certainty that $15,000,000 will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Corporation's behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Net Proceeds

The Corporation currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Corporation's management will have broad discretion concerning the actual application of such net proceeds, if any, as well as the timing of their expenditures and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by management to be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by the Corporation's management to apply these funds effectively could result in financial losses and could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

At-the-Market Offering

Investors who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

PURCHASERS' STATUTORY RIGHTS

The following is a description of a purchaser's statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers' rights included in the base shelf prospectus under the heading "Statutory and Contractual Rights of Withdrawal and Rescission" solely with regard to the Offering.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

C-1

CERTIFICATE OF THE CORPORATION

Dated: April 1, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

VIZSLA SILVER CORP.

"Michael Konnert"	"Mahesh Liyanage"
MICHAEL KONNERT	MAHESH LIYANAGE
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Craig Parry"	"Simon Cmrlec"
CRAIG PARRY	SIMON CMRLEC
Director	Director

C-2

CERTIFICATE OF THE AGENT

Dated: April 1, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

CANACCORD GENUITY CORP.

"David Sadowski"
DAVID SADOWSKI Managing Director, Investment Banking